February 9, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 68

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 68 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 68 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended.

This Amendment is made pursuant to Rule 485(a) under the 1933 Act to seek compliance with the recently effective amendments to Form N-1A, as required under the SEC “Summary Prospectus” Rule, SEC Rel. No. 33-8998 (pub. avail. Jan. 13, 2009), as well as for the purposes listed in the Exhibit attached hereto. It is proposed that this Amendment will become effective on May 1, 2010.

The Registrant undertakes to file a post-effective amendment to the Trust’s Registration Statement on Form N-1A on or about April 30, 2010, pursuant to Rule 485(b) under the 1933 Act, containing: (i) the updated financial statements of the Fund; (ii) required exhibits; (iii) completed disclosures; (iv) responses to any comments of the SEC Staff relating to this filing; and (v) other non-material changes permitted by that Rule.

Please contact Erin E. Douglas at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.

cc:	Mary Curran, Secretary, Forward Funds
Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP

Attachment

Forward Funds

File Nos. 033-48940/811-06722

Form N-1A Post Effective Amendment No. 68

Exhibit

General changes:

Effective May 1, 2010, the fund names of the following series of the Trust will change to the new fund names set forth opposite their current fund names below and are reflected in the attached Prospectuses and Statement of Additional Information (“SAI”).

Current Fund Names	New Fund Names
Forward International Equity Fund	Forward International Dividend Fund

Accessor Aggressive Growth Allocation Fund	Forward Aggressive Growth Allocation Fund
Accessor Balanced Allocation Fund	Forward Balanced Allocation Fund
Accessor Frontier Markets Fund	Forward Frontier Markets Fund
Accessor Growth & Income Allocation Fund	Forward Growth & Income Allocation Fund
Accessor Growth Allocation Fund	Forward Growth Allocation Fund
Accessor Growth Fund	Forward Large Cap Growth Fund
Accessor High Yield Bond Fund	Forward High Yield Bond Fund
Accessor Income & Growth Allocation Fund	Forward Income & Growth Allocation Fund
Accessor Income Allocation Fund	Forward Income Allocation Fund
Accessor International Equity Fund	Forward International Equity Fund
Accessor Investment Grade Fixed-Income Fund	Forward Investment Grade Fixed-Income Fund
Accessor Mortgage Securities Fund	Forward Mortgage Securities Fund
Accessor Small to Mid Cap Fund	Forward Small to Mid Cap Fund
Accessor Strategic Alternatives Fund	Forward Strategic Alternatives Fund
Accessor U.S. Government Money Fund	Forward U.S. Government Money Fund
Accessor Value Fund	Forward Large Cap Value Fund

Changes to Forward Funds Investor/Institutional Prospectus

•	The Investor Class and Institutional Class shares, which were previously offered pursuant to four separate Prospectuses, were reorganized and combined into one Prospectus.

Changes to Forward Funds Class A, Class B, Class C and Class M Prospectus

•	The Class A, Class B and Class C shares, which were previously offered pursuant to five separate Prospectuses, were reorganized and combined into one Prospectus (the “Load Class Prospectus”).

•	The Class M shares, which were previously offered pursuant to a separate Prospectus, were added to the Load Class Prospectus.

Changes to Forward Funds Class Z Prospectus

•

The Class Z shares Prospectus, which was previously offered through the combined Accessor Investor Class, Institutional Class and Class Z Prospectus, are now offered pursuant to a standalone Prospectus.

•	The standalone U.S. Government Money Market Fund Class Z Prospectus was reorganized and combined into the aforementioned standalone Class Z Prospectus.

Forward Funds

File Nos. 033-48940/811-06722

Form N-1A Post Effective Amendment No. 68

Changes to SAI

•	All previously filed SAIs were combined into one consolidated SAI for all series and all classes.

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